GENCO RESOURCES LTD.

Consolidated Financial Statements

For the Six Months Ended June 30, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada  V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-02 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the six month period ended June 30, 2006, which follow this notice, have not been reviewed by an auditor.

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As at June 30, 2006

(Expressed in Canadian dollars)	Unaudited – Prepared by Management
	June 30,	December 31,
	2006	2005
	$	$

Assets
Current Assets
Cash	3,004,593	724,757
Accounts receivable	1,450,252	1,046,426
Inventory (Note 4)	409,253	577,972
Prepaid Pre-paid expenses & deposits	138,727	50,584
	5,002,825	2,399,739

Mineral property interests (Note 5)	43,600	43,475

Capital Assets
Property, plant and equipment (Note 7)	13,898,880	12,462,268

Total Assets	$ 18,945,305	$ 14,905,482

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	811,924	733,559
Royalties and fees payable	295,359	114,403
Current portion of long-term debt (Note 9)	557,500	582,950
VAT payable	220,788	–
	1,885,571	1,430,912

Long-term Liabilities
Long-term debt (Note 9)	2,401,666	2,437,939
Deferred income tax	122,202	122,202
Asset retirement obligation (Note 10)	204,894	198,542
	2,728,762	2,758,683

Total Liabilities	4,614,333	4,189,595

Shareholders’ Equity
Share capital (Note 11)	19,221,840	16,356,776
Deficit, per Exhibit “B”	(4,890,868)	(5,640,889)
		10,715,887
	$ 18,945,305	$ 14,905,482

Approved by the Board of Directors

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Six Month Periods Ended June 30, 2006

(Expressed in Canadian Dollars)		Unaudited – Prepared by Management
	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Revenue	2,691,220	2,046,217	5,016,696	3,875,210
Cost of sales	1,347,108	1,223,806	2,804,553	2,330,090
Gross income	1,344,112	822,411	2,212,143	1,545,120

Operating expenses
Accounting and legal	53,078	64,630	75,298	88,969
Advertising and promotion	29,118	29,895	97,117	50,372
Amortization and accretion	9,706	3,802	19,362	13,367
Consulting fees	44,423	34,563	49,662	81,423
Foreign exchange	49,214	198,810	49,681	147,200
Insurance	13,528	2,608	21,738	10,870
Interest and bank charges	437	2,045	889	3,312
Management fees	118,885	96,000	214,885	192,000
Office and miscellaneous	59,695	41,734	75,511	77,242
Regulatory fees	12,490	6,134	29,521	15,856
Rent	16,081	8,416	32,180	31,577
Telephone	3,031	2,885	6,989	7,641
Travel	51,043	74,941	121,828	177,181
Wages and benefits	56,002	46,987	116,518	92,407
Total operating expenses	516,731	613,450	911,139	989,417

Income (loss) before other items	827,381	208,961	1,301,004	555,703

Other income (expenses)
Accretion on long-term debt	(31,636)	(36,065)	(62,925)	(71,735)
Interest and other income	18,188	35,123	36,327	60,877
Stock compensation expense (Note 11)	(96,710)	(9,444)	(524,385)	(14,714)
	(110,158)	(10,386)	(550,983)	(25,572)

Income (loss) before taxes	717,223	198,575	750,021	530,131

Net income (loss)	717,223	198,575	750,021	530,131
Deficit, beginning	(5,608,092)	(6,028,411)	(5,640,889)	(6,359,967)
Deficit, ending, to Exhibit “A”	(4,890,869)	(5,829,836)	(4,890,868)	(5,829,836)

Basic and diluted earnings (loss) per share	$ 0.02	0.01	$ 0.03	0.02
Weighted average shares outstanding - Basic	27,867,978	25,445,907	27,347,072	23,755,485
Weighted average shares outstanding - Diluted	31,491,784	25,445,907	30,970,877	23,755,485

Exhibit “C”

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flows

For the Three and Six Month Periods Ended June 30, 2006

(Expressed in Canadian dollars)		Unaudited – Prepared by Management
	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Cash flows from operating activities
Net income (loss) for the period	717,223	198,575	750,021	530,131
Adjustments for:
Accretion of reclamation liability	3,201	36,065	6,352	71,735
Amortization	175,369	69,237	315,278	134,240
Stock compensation expense	96,710	9,444	524,385	14,714
Stock issuance	–	–	–	–
	992,504	313,321	1,596,036	750,820

(Increase) decrease in accounts receivable	(296,049)	209,501	(403,826)	(107,758)
(Increase) decrease in inventory	201,349	(356,817)	168,719	(378,852)
(Increase) decrease in prepaid expense	(75,514)	47,501	(88,143)	(25,795)
Increase (decrease) in accounts payable	379,774	(281,906)	78,005	(935,213)
Increase (decrease) in other payables	62,596	(84,733)	181,316	(84,733)
Increase in taxes payable and other	130,264	104,897	220,788	29,998
Change in non-cash working capital	402,420	(361,557)	156,859	(1,502,353)

Cash used in (from) operations	1,394,924	(48,236)	1,752,895	(751,533)

Cash flows from investing activities
Deferred exploration & development	(1,157,577)	(554,194)	(1,599,681)	(1,043,105)
Mineral properties	–	(405)	(152,209)	(405)
Purchase of fixed assets	(109,760)	(11,450)	(125)	(13,359)
	(1,267,337)	(566,049)	(1,752,015)	(1,056,869)

Cash flows from financing activities
Shares issued for cash (less costs)	1,041,439	129,720	2,340,679	3,569,001
	1,041,439	129,720	2,340,679	3,569,001

Foreign exchange translation	(101,349)	55,968	(61,724)	81,168

(Decrease) increase in cash flows	1,0067,677	(428,597)	2,279,836	1,841,767

Cash - beginning of period	1,936,916	2,270,364	724,757	–

Cash – end of period	$ 3,004,593	$ 1,841,767	$ 3,004,593	$ 1,841,767

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. from Luismin S.A. de C.V. (“Luismin”).  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company made the second instalment payment of US $500,000 in cash.  Subsequent to the June 30, 2006 the Company made the third instalment payment of US $500,000 in cash.  La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

2.

Significant Accounting Policies (continued)

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.  Inventory includes all direct costs of extracting the ore, direct labour and all indirect costs associated with operating the La Guitarra mine.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Computer equipment

30 - 45%

Office equipment

20.00%

Straight line:

Building

  5.00%

Computers

30.00%

Leasehold improvements

20.00%

Machinery and equipment

12.00%

Mine development and preparation

  4.12%

Office furniture and equipment

10.00%

Transport equipment

25.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

2.

Significant Accounting Policies (continued)

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

i) Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

2.

Significant Accounting Policies (continued)

j) Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long-term debt consists of a non-interest bearing promissory note of US $3,000,000 (June 30, 2005: US $3,500,000).  This debt has been recorded at its fair value based on equal payments of US $500,000 over 8 years starting August 1, 2004 discounted at 5% per annum.

4.

Inventory

	June 30, 2006 $	December 31, 2005 $
Concentrate	50,224	71,714
Major Spares	77,475	208,284
Parts and Supplies	281,554	297,974
	409,253	$ 577,972

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

5.

Mineral Properties and Investment

	June 30, 2006 $	December 31, 2005 $
Transvaal Property	20,000	20,000
Oest, Nevada	23,600	23,475
Mineral Properties	43,600	$ 43,475

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company spent $177 maintaining these claims during the period ended June 30, 2006 (June 30, 2005 – Nil).

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. The Company spent $125 maintaining these claims during the period ended June 30, 2006 (June 30, 2005 - $148).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine in Mexico. The purchase price of the transaction was US $5,000,000 (Cdn $6,996,000) and $354,091 direct acquisition costs with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CDN for the first instalment payment to the vendor. On September 1, 2005 the Company paid the vendor $605,000 CDN (US $500,000) to satisfy the second payment obligation.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars.  The fair value of the net assets acquired was based on the fair value of the consideration given being $1,407,921 of common shares, $4,491,932 being the fair value of the non-interest bearing debt plus the acquisition costs of $354,091.

As at August 1, 2003:

$
Current assets	1,723,000
Property, plant and equipment	5,908,075
Total assets acquired	7,631,075
Total liabilities assumed	(1,377,131)
Net assets acquired	$ 6,253,944

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

7.

Property, Plant and Equipment

	Cost $	Accumulated amortization & depletion $	June 30, 2006 Net $	December 31, 2005 Net $
Automotive	172,620	77,615	95,005	67,479
Buildings	971,886	146,674	825,212	846,269
Computer equipment	54,265	33,441	20,824	16,856
Furniture and fixtures	65,611	23,728	41,883	43,980
Infrastructure and mine development	9,356,356	465,440	8,890,916	9,087,634
Leasehold improvements	44,250	30,238	14,013	18,437
Mining equipment	2,021,663	439,005	1,582,658	1,546,711
Mine reclamation	186,424	21,749	164,675	170,889
	12,873,077	1,237,891	11,635,186	11,798,255
Plant and equipment
Exploration projects	2,212,337	–	2,212,337	664,013
Civil works project	51,357	–	51,357	–
	2,263,694	–	2,263,694	664,013
	$15,136,771	$ 1,237,891	$13,898,880	$12,462,268

8.

Related Party Transactions

During the six month period ended June 30, 2006, the Company paid $166,885 in consulting and management fees to directors and officers (June 30, 2005 - $172,358).

All sales of concentrate are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.

During the six month period ended June 30, 2006 Directors and Officers of the Company exercised 178,016 options at $0.75 each for proceeds of $133,512, 50,000 options at $0.80 for proceeds of $40,000 and 165,106 options at $0.85 for proceeds of $140,340.

During the six month period ended June 30, 2006 Directors and Officers of the Company exercised 195,334 warrants priced at $1.55 for net proceeds of $302,768.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2006 is $557,500 and is recorded as a current liability.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

9.     Long-Term Debt (continued)

The debt has been discounted for financial reporting purposes to its fair value.  The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

Total debt	$ 2,959,166
Less current portion	557,500
Long-term debt June 30, 2006	$ 2,401,666

10.

Provision for Asset Retirement Obligation

Opening balance July 31, 2003	$ Nil
Balance December 31, 2005	198,542
Accretion expense March 31, 2006	6,352
Ending balance June 30, 2006	$ 204,894

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 17 years from the date of purchase is $543,810 which has been discounted using a discount rate of 6.5%.

11.

Share Capital

a) Share Capital

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares:

	Number of Shares	Consideration
Balance December 31, 2004	20,939,040	$ 12,247,113

Private placement	4,518,625	3,477,625
Exercise of stock options	390,640	299,181
Exercise of warrants	69,550	62,595
Stock compensation expense	-	270,262
Balance December 31, 2005	25,917,855	$ 16,356,776

Exercise of stock options	744,872	620,529
Exercise of warrants	1,359,501	1,720,150
Stock compensation expense	–	524,385
Balance June 30, 2006	28,022,228	$ 19,221,840

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.  During the six month period ended June 30, 2006 764,001 warrants relating to this placement were exercised and the Company received net proceeds of $1,184,202.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

11.

Share Capital (continued)

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On October 15, 2004 the Company completed a private placement for 763,000 units for $0.90 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $0.90 per share until October 15, 2006.  During the six month period ended June 30, 2006 395,000 warrants relating to this placement were exercised and the Company received net proceeds of $355,950.

On December 29, 2004 the Company completed a private placement for 345,000 units at $0.80 per unit. Each unit consisted of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance.  During the six month period ended June 30, 2006 75,000 warrants relating to this placement were exercised and the Company received proceeds of $67,500.

On April 7, 2005 the Company completed a private placement of 4,518,625 units at $0.80 for gross proceeds of $3,614,900.  Each unit consisted of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.  During the six month period ended June 30, 2006 125,000 warrants relating to this placement were exercised and the Company received $112,500.

b) Options

The Company has established a share purchase option plan whereby the Company's Directors may from time to time grant options to Directors, Employees or Consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.  The fair value of the stock options was calculated using the Black-Scholes Model and calculated fair values ranged from $0.40 to $1.18 per stock option.  The Company records the options as an expense over vesting period of the option.

A summary of the Company's Options at December 31, 2005 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2005	2,183,194	0.89
Granted	1,246,932	2.12
Exercised	(744,872)	0.83
Cancelled or expired	(13,750)	0.85
Balance June 30, 2006	2,671,504	1.42

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

11.

Share Capital (continued)

c) Warrants

A summary of the Company's warrants at December 31, 2005 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance December 31, 2004	3,787,132	1.17
Issued	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.20
Balance December 31, 2005	6,405,076	0.98
Exercised	1,359,501	1.27
Balance June 30, 2006	5,045,575	$0.90

12.

Income Taxes

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company's future tax balances on December 31, 2005 were as follows:

	2005	2004
Future tax asset, beginning of year	$855,679	$819,250
Benefit of current year's operating loss carried forward	506,867	76,000
Taxable temporary differences	(439,325)	(16,531)
Benefit expired on prior year’s operating loss	(25,900)	(23,040)
Future tax asset, end of year	897,321	855,679
Valuation allowance, beginning of year	855,679	819,250
Current year’s provision	41,642	36,429
Valuation allowance, end of year balance	897,321	855,679
Balance	$ –	$ –

The Company has accumulated non-capital losses in Canada of $3,036,874 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2006	$ 77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
2012	1,521,510
Total	$3,036,874

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

12.

Income Taxes (continued)

The Company has non-capital losses available for tax purposes in Mexico of $4,855,491 that expire from 2006 to 2014.

The provision for (recovery of) income taxes differs from the amount that would have resulted in applying Canadian and Mexican federal and provincial statutory tax rates of 31% as follows:

	2005	2004
Earnings (loss) before income taxes	$719,078	($393,032)

Income tax expenses (recovery) at statutory rates	222,914	(121,840)
Adjustments to income taxes resulting from:
(Recognized) unrecognized benefit of non-capital losses	(130,686)	121,840

Future income taxes	$ 92,228	$ –

13.

Restatement

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

13.

Restatement (continued)

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over eight years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the period ended June 30, 2005:

Balance sheet as at June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	12,120,148	(987,772)	11,132,376
Total assets	15,875,143	(987,772)	14,887,371
Long-term debt	3,606,000	(498,874)	3,107,126
Total liabilities	5,385,255	(498,874)	4,886,381
Deficit	5,340,938	488,898	5,829,836

Statement of operations for the three months ended June 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,234,448	(10,642)	1,223,806
Gross profit	811,769	10,642	822,411
Amortization	79,879	(10,642)	69,237
Foreign exchange (gain)	142,841	55,969	198,810
Accretion expense	-	36,065	36,065
Net income (loss)	279,967	(81,392)	198,575
Basic earnings per share	0.03	(0.01)	0.02

Deficit, beginning	(5,620,905)	(407,506)	(6,028,411)
Deficit, ending	(5,340,938)	(488,898)	(5,829,836)

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

13.

Restatement (continued)

Statement of operations for the six months ended June 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	2,351,373	(21,283)	2,330,090
Gross profit	1,523,837	21,283	1,545,120
Amortization	155,523	(21,283)	134,240
Foreign exchange (gain)	66,032	81,168	147,200
Accretion expense	-	71,735	71,735
Net income (loss)	661,751	(131,620)	530,131

Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,340,938)	(488,898)	(5,829,836)

       Statement of cash flows for the three months ended June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	279,967	(81,392)	198,575
Amortization	77,301	(8,064)	69,237
Accretion	–	36,065	36,065
Asset retirement obligation	2,577	(2,577)	–
Cash flows used in operating activities	7,732	(55,968)	(48,236)
Foreign currency translation	–	55,968	55,968
Net (decrease) increase in cash	(428,597)	–	(428,597)

        Statement of cash flows for the six months ended June 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	661,751	(131,620)	530,131
Amortization	149,369	(15,129)	134,240
Accretion	–	71,735	71,735
Asset retirement obligation	6,154	(6,154)	–
Cash flows used in operating activities	(670,365)	(81,168)	(751,533)
Foreign currency translation	–	81,168	81,168
Net (decrease) increase in cash	1,841,767	–	1,841,767

14.   Subsequent Events

On August 3, 2003 Genco made a cash payment of US $500,000 (CDN $563,150) to Luismin S.A. de C.V.   This payment was due under the purchase agreement dated August 1, 2003 whereby Genco acquired La Guitarra Compania Minera S.A. de C.V. an all its assets from Luismin.

GENCO RESOURCES LTD.

Notes to Consolidated Financial Statements for the Interim Period

Ended June 30, 2006

14.   Subsequent Events (continued)

On August 3, 2003 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District.  The programs first phase will include 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling.

15.   Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.